The Special Committee of the Board of Directors Confidential Discussion Materials Prepared for: September 9, 2005 CONFIDENTIAL Strictly Confidential Regarding Project Silver

Table of Contents Presentation to the Special Committee of the Board of Directors Regarding Project Silver 1. Overview of Proposed Transaction 2. Silver Update 3. Valuation Analysis Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients.
Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients.

Overview of Proposed Transaction

1 Selected Terms of GHJM Proposal

2 Transaction Summary (Dollars in Millions, Except per Share Data) ____________________ Note: Year represents calendar year. Fiscal year ends January following the calendar year. Financial projections based on Silver management estimates. Current price, 52-week high and 52-week low based on closing prices. (1) Accounted for using the treasury stock method, based on 30.2 million basic shares per 10-Q dated September 2, 2005, 2.0 million in-the-money options with an average exercise price of $15.46 and 0.1 million restricted shares as of March 25, 2005, per Silver management. (2) Net debt is calculated using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $241 million as of July 31, 2005. (3) Excludes transaction expenses. (4) Includes license revenues.

Note:	Year represents calendar year. Fiscal year ends January following the calendar year. Financial projections based on Silver management estimates. Current price, 52-week high and 52-week low based on closing prices.

(1)	Accounted for using the treasury stock method, based on 30.2 million basic shares per 10-Q dated September 2, 2005, 2.0 million in-the-money options with an average exercise price of $15.46 and 0.1 million restricted shares as of March 25, 2005, per Silver management.

(2)	Net debt is calculated using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $241 million as of July 31, 2005.

(3)	Excludes transaction expenses.

(4)	Includes license revenues.

Silver Update

3 __________________ Source: Company SEC filings and press releases. Historical Same Store Sales Trends SILVER PLATINUM 2001 2002 2003 2004 2005 2001 2002 2003 2004 2005 Silver continues to post negative sales trends despite positive industry results. Most recently, Silver reported negative 9.3% comp store sales for the month of August

Source: Company SEC filings and press releases.

4 (Dollars in Millions, Except per Share Data) Public Market Overview ____________________ Note: Year represents calendar year. Fiscal year ends January following the calendar year. Projections based on Silver Management estimates. (1) Diluted shares accounted for under the treasury stock method. Based on 30.2 million basic shares per 10-Q dated September 2, 2005, 2.0 million in- the-money options with an average exercise price of $15.46 and 0.1 million restricted shares as of March 25, 2005, per Silver management. Net debt is adjusted using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $241 million as of July 31, 2005. Includes license revenues.

Note:	Year represents calendar year. Fiscal year ends January following the calendar year. Projections based on Silver Management estimates.

(1)	Diluted shares accounted for under the treasury stock method. Based on 30.2 million basic shares per 10-Q dated September 2, 2005, 2.0 million in-the-money options with an average exercise price of $15.46 and 0.1 million restricted shares as of March 25, 2005, per Silver management.

(2)	Net debt is adjusted using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $241 million as of July 31, 2005.

(3)	Includes license revenues.

5 Last Five Years ____________________ Source: FactSet Database. Note: Current price as of September 8, 2005. Current price, 52-week high and 52-week low based on closing prices. Current $25.52 52-Wk High $26.02 52-Wk Low $16.07 Offer Price $25.00 Stock Price Performance

Source:	FactSet Database.

Note: Current price as of September 8, 2005. Current price, 52-week high and 52-week low based on closing prices.

6 Percent of Volume Which Traded Within Stock Price Range Percent of Volume Which Traded Below Stock Price ____________________ Source: FactSet closing price data as of September 8, 2005. Trading Volume Analysis Last Three Years Last Twelve Months Last Three Years Last Twelve Months More than 75% of Silver's shares have traded below $20.00 in the past three years

Source:	FactSet closing price data as of September 8, 2005.

Valuation Analysis

(1)	In the copy of these discussion materials distributed by Merrill Lynch to the special committee of the ShopKo board of directors on September 9, 2005, this figure was inadvertently listed as +2.6% rather than +2.8%.
7 Financial Projections Overview [85%] Key factors contributing to the strong skepticism about the projections include: Negative historical and current sales declines, significantly below industry trends ((9.3%) comps in August) Lack of confidence regarding Silver's ability to grow sales while closing and selling stores Sustainability of the business model given low projected CapEx coupled with underinvestment over last few years Fiercely competitive environment, particularly the increasing penetration of Wal-Mart super centers Currently no CEO and significant historical challenges recruiting strong managment The company has not had the opportunity to revise its 5-year plan since March 2005 The 2005 Base Case forecast has been modified to reflect current business trends, highlights including: Prior Forecast Current Forecast Sales +2.8% (1) (3.3%) Gross Profit $865mm $842mm Gross Margin 26.6% 27.5% EBITDA $191mm $187mm The current strength in gross margin cannot offset the declining sales trends which potentially have very negative long-term implications As noted in the proxy and numerous special committee meetings, the special committee has significant doubts whether these projections are achievable, given the current shortfall of 2005 results, which not only brings into question the 2006 projections but also the significant turnaround and increase in projected EBITDA in 2008 and 2009

8 Summary Silver Historical and Projected Financials ____________________ Source: Historical figures from Company filings; projections reflect Base Case provided by Silver management. Note: Dollars in millions, except per share data. (1) Store revenues excludes license fee revenue. [85%] As noted in the proxy and numerous special committee meetings, the special committee has significant doubts whether these projections are achievable, given the current shortfall of 2005 results, which not only brings into question the 2006 projections but also the significant turnaround and increase in projected EBITDA in 2008 and 2009

Source: Historical figures from Company filings; projections reflect Base Case provided by Silver management.

Note: Dollars in millions, except per share data.

(1) Store revenues excludes license fee revenue.

9 Key Projection Assumptions ____________________ Source: Base Case assumptions provided by Silver management. 2004-2009 Revenue CAGR of 1.1% Silver revenue growth: 0.1% Platinum revenue growth: 3.3% No new store growth; assumes the closing of 10 Silver stores and 55 Platinum stores from 2006-2008 Marginal gross margin improvement as a result of merchant consolidation EBITDA improvement initiatives: IT Systems/Merchant consolidation: $10mm EBITDA contribution by 2009 Headcount reductions: $3mm EBITDA contribution by 2009 Identification/exit of underperforming stores: lost revenue of $189mm and EBITDA improvement of $5mm by 2009

Source: Base Case assumptions provided by Silver management.

10 Seasonal Debt Adjustment (Dollars in Millions) ____________________ Source: Silver SEC filings and Silver management. [110%] To account for the seasonality of Silver's operations and cash needs, net debt is calculated using an annual average revolver draw Adjusted net debt has decreased from $341mm to $291mm since our April analysis for three primary reasons: Unexpected sale of Colorado stores Reduction of working capital as a result of lower inventory from lower sales Lower CapEx budget as the board delayed purchases ahead of proposed transaction Lower sales expectations could lead to sustainably lower inventory position, yet the property sales and reduction in CapEx are a result of timing differences and are more one-time in nature

Source: Silver SEC filings and Silver management.

Note:	Net debt of $290 million is calculated using an average annual revolver draw to account for operational seasonality. Assumes 30.2 million basic shares per 10-Q dated September 2, 2005, 0.1 million restricted shares and “in-the-money” options as applicable as of March 25, 2005, per Silver management. All figures rounded to nearest $0.25 except for 3-Year Closing Stock Prices. Year represents calendar year. Fiscal year ends January following the calendar year. 30-day prior stock price of $18.09 is prior to original announcement in April 2005.

(1)	Present Value as of July 31, 2005.

(2)	Analysis assumes all financing other than that provided by the capital lease rollover, the asset-backed loan, the last out revolver and any non-equity like component of the real estate facility in the GHJM proposed structure is funded from equity. To calculate illustrative valuations, the non-equity component as described was fixed and the equity contribution was varied. All borrowing rates and fees assumed in proposed GHJM structure, as provided by GHJM on September 8, 2005, apply for illustrative purposes.

Sources: SEC filings, Wall Street research and company press releases.

13 Selected Retail Public Comparables ____________________ Note: Dollars in millions, except per share data. Closing prices from FactSet as of September 8, 2005. Source: SEC filings. It is important to note that the closest retail comparables are listed on the prior page. We do not believe there are any good public comparables to this business. We have selected the following list of retailers given their smaller size, regional geography and overlap in certain product categories

Note: Dollars in millions, except per share data. Closing prices from FactSet as of September 8, 2005.

Source:	SEC filings.

			Offer	Trans.	Transaction Value / LTM						Premium to Prior:
Date	Target	Acquiror	Value	Value	Sales		EBITDA		EBIT		1-Day		30-Day		90-Day
3/17/2005	Toys R Us	Bain Capital / KKR / Vornado	$6,607.3	$8,184.3	0.72	x	11.2	x	21.8	x	58.3	%(1)	58.4	%(1)	84.7	%(1)
1/9/2005	Hollywood Entertainment	Movie Gallery	852.0	1,015.0	1.40		4.4		6.9		NA		NA		NA
12/2/2004	Eye Care Centers of America	Moulin International / Golden Gate	NA	450.0	1.16		8.3		11.7		NA		NA		NA
11/17/2004	Sears, Roebuck and Co.	Kmart	10,806.4	13,751.4	0.40		7.4		14.1		7.7%		19.8%		41.8%
10/14/2004	* Hollywood Entertainment	Leonard Green & Partners	669.2	874.6	0.50		3.7		5.1		NA		NA		NA
7/29/2004	Mervyn’s	Sun Capital & Cerberus	1,650.0	1,650.0	0.47		5.9		9.4		NA		NA		NA
7/26/2004	Duane Reade	Rex Corner Holdings	410.4	690.2	0.49		9.7		20.2		NA		NA		NA
6/21/2004	Galyans Trading Company	Dick’s Sporting Goods	308.9	365.2	0.51		10.7		50.2	(3)	1.5%		23.9%		7.1%
4/23/2004	Loehmann’s Holdings	Crescent Capital Investments	178.1	169.1	0.46		6.9		11.5		4.7%		14.1%		26.6%
3/29/2004	Hollywood Entertainment	Leonard Green & Partners	905.8	1,209.5	0.72		4.9		6.5		27.7%		21.4%		(1.0%)
12/23/2003	Duane Reade	Rex Corner Holdings	416.1	703.5	0.52		9.4		16.5		11.7%		25.5%		(2.0%)
10/17/2003	GNC	Apollo Management	735.0	750.0	0.55		5.8	(2)	NA		NA		NA		NA
7/29/2003	Elder Beerman	The Bon-Ton Stores	99.3	209.4	0.32		5.3		10.0		10.6%		13.8%		117.6	%(3)
12/2/2002	Vitamin Shoppe	Bear Stearns Merchant Banking	NA	320.0	1.22		7.1		NA		NA		NA		NA
7/12/2001	William Carter	Berkshire Partners	252.5	424.1	0.85		7.3		10.8		NA		NA		NA
5/17/2000	Petco Animal Supplies	Leonard Green / TPG	486.9	589.3	0.57		6.3		11.2		49.8%		90.3	%(3)	NA
5/10/1999	Pamida Holdings Corp	ShopKo Stores Inc	104.4	272.4	0.40		6.5		8.2		27.8%		NM		NM
5/4/1999	Galyans Trading Company	Freeman Spogli	83.3	157.2	0.48		6.6		12.1		NA		NA		NA
11/12/1998	Hills Stores Co	Ames Department Stores Inc	NA	299.4	0.17		5.0		22.0		9.5%		(14.8	%)(3)	(55.8	%)(3)
4/15/1998	Advance Auto Parts	Freeman Spogli	NA	518.8	0.61		8.1		12.2		NA		NA		NA
10/9/1997	Big Five Sporting Goods	Leonard Green Partners	162.8	250.0	0.62		7.6		10.4		NA		NA		NA

			Maximum		1.40	x	11.2	x	22.0	x	49.8%		25.5%		41.8%
			Mean		0.63	x	7.1	x	12.3	x	16.8%		19.7%		14.5%
			Median		0.52	x	6.9	x	11.4	x	10.6%		20.6%		7.1%
			Minimum		0.17	x	3.7	x	5.1	x	1.5%		13.8%		(2.0%)

	Silver	GHJM	$777	$1,067	0.34	x	5.5	x	9.7	x	9.6	%(4)	38.2%		33.5%

Note: Dollars in millions.

Note: Leonard Green acquisition of Hollywood Entertainment not completed, as Movie Gallery subsequently agreed to acquire Hollywood Entertainment.

Sources: SEC filings, Wall Street research and company press releases.

* Initial transactions renegotiated; prior transactions not included in high, mean, median and minimum calculations for transaction multiples.

(1)	1-Day, 30-Day, and 90-Day premiums shown are relative to August 11, 2004, date of Toys “R” Us’s public announcement of intention to explore strategic alternatives. Price premiums excluded from maximum, median, mean and minimum calculations.

(2)	Reflects EBITA.

(3)	Excluded from maximum, median, mean and minimum calculations.

(4)	Represents premium to closing price on April 5, 2005.

15 DCF - EBITDA Multiple Method DCF - Exit in 2007 [115%] DCF - Exit in 2009 ____________________ Note: Dollars in millions, except per share data. Present values as of July 31, 2005. Net debt of $291 million is calculated using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $241 million as of July 31, 2005. Assumes 30.2 million basic shares per 10-Q dated September 2, 2005, 0.1 million restricted shares and "in-the-money" options as applicable as of March 25, 2005, per Silver management. Projections reflect Base Case provided by Silver Management.

Note:	Dollars in millions, except per share data. Present values as of July 31, 2005. Net debt of $291 million is calculated using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $241 million as of July 31, 2005. Assumes 30.2 million basic shares per 10-Q dated September 2, 2005, 0.1 million restricted shares and “in-the-money” options as applicable as of March 25, 2005, per Silver management. Projections reflect Base Case provided by Silver Management.

Note:	This analysis should be viewed as a preliminary valuation review only and is not an appraisal. The properties have not been valued individually and have not been physically inspected. Broad valuation “rules of thumb”, in conjunction with a review of certain previous analyses completed by the Company, were utilized to arrive at a preliminary conclusion of a reasonable value range for the Silver portfolio.

(1)	Owned retail assets were valued assuming net market rent for each asset would fall between approximately 3.00% and 3.50% of 2004 gross sales provided by the Company. This imputed net market rent was then capitalized to a value estimate at a range of 8.00% to 8.50%. The high value estimate assumes a 3.50% market rent to sales ratio and an 8.00% cap rate. The low valuation assumes an 8.50% cap with a 3.00% rent to sales ratio. The resulting price per square foot for the owned assets was compared to the per square foot pricing of recent sales of other big box retail stores (such as Target, Wal-Mart, Costco, etc.) in the midwest and other comparable regions across the country. (Sales in more expensive areas, such as California, the northeast, etc. were not included.)

(2)	Silver Express store value estimate of $108/sf provided by management.

(3)	No value is assumed for the leased assets. While our analysis indicates that the Platinum contract rents may be slightly below market, any residual value attributable to the leasehold position appears to be more than offset by the costs of finding a new tenant and of tenant work that would be required.

(4)	Silver and Platinum ground leased assets valued at $50/sf for building (leasehold) only for base scenario. High and low values are plus and minus 20% of the base value respectively.

(5)	Owned “other assets” consists primarily of distribution warehouse properties, the Company’s corporate office and assorted vacant parcels. Value estimates were provided by the Company for these assets.

(6)	Assumes 30.2 million basic shares per 10-Q dated September 2, 2005, 0.1 restricted shares and “in-the-money” options at liquidation value per share as of March 25, 2005, per Silver management.

(7)	This analysis assumes a liquidation of the Silver portfolio, therefore the owned assets are assumed to be sold vacant. A negative adjustment to value is made to account for releasing of the assets and retrofitting of the space for a new tenant. The approximately $15/sf adjustment is based on the assumption of one year of rent loss due to vacancy for the owned assets (average market rent is estimated at approximately $5.67/sf) and approximately a $10/sf work allowance to retrofit the space.

(8)	Assumes assets divested over two-year period, assumes 11% discount and mid-year discounting. Tax basis of property (land, land bank, site improvements, building and leasehold interests) of $481 million at October 31, 2004 reduced annually by approximately $21 million in FY’05 and $21 million in FY’06, in line with historical depreciation rates.

(9)	Other net assets consists of other current assets ($60 million), current liabilities ($451 million), long-term debt ($235 million), other long-term obligations ($23 million) and deferred income taxes ($23 million).

(10)	Prescription files valued at a range of $0.24-$0.28 per $1 of Silver retail sales, $0.17-$0.21 per $1 of Platinum retail sales, based on Silver guidance. Proceeds in excess of net tax basis taxed at statutory tax rate of 35%.

17 Future Share Price Analysis FY EPS Estimates (1) Potential Future Share Price @ Forward P/E Multiple (14.3x) ____________________ Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Based on Silver management estimates. (2) Based on the mid-point of an assumed discount rate range of 12.0% - 16.0%. Discounted to September 8, 2005. (3) Stock price as of September 8, 2005. Present Value of Share Price Based on 14.3x Forward P/E Multiple (2) Current Stock Price (3): $25.52 Prem./(Disc.) To Current Price: (12.1%) (40.1%) (48.4%) (27.8%) (26.1%) GHJM Offer Prem./(Disc.): 11.4% 63.5% 89.9% 35.6% 32.5%

Note: Year represents calendar year. Fiscal year ends January following the calendar year.

(1)	Based on Silver management estimates.

(2)	Based on the mid-point of an assumed discount rate range of 12.0% — 16.0%. Discounted to September 8, 2005.

(3)	Stock price as of September 8, 2005.

18 Share Repurchase Analysis Base Case ____________________ Note: Fiscal year ends in January of following year. Projections from Silver management. (1) Credit stats adjusted per Moody's methodology. [95%] Status Quo case assumes no annual share repurchases Share Repurchase case assumes $25 million annual share repurchase Initial share repurchase at market with future share prices based on constant P/E multiple to forward EPS (i.e., share price grows at EPS growth rate) Opportunity cost of share repurchase assumes LIBOR + 250 bps interest rate on debt Assumptions

Note: Fiscal year ends in January of following year. Projections from Silver management.

(1)	Credit stats adjusted per Moody’s methodology.

19 Future Share Price Analysis Including Share Repurchase FY EPS Estimates (1) Potential Future Share Price @ Forward P/E Multiple (14.3x) Present Value of Share Price Based on 14.3x Forward P/E Multiple (2) Prem./(Disc.) To Current Price: (10.4%) (39.9%) (47.4%) (21.6%) (17.6%) GHJM Offer Prem./(Disc.): 9.4% 63.1% 86.3% 25.0% 18.9% Current Stock Price (3): $25.52 ____________________ Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Based on Silver management estimates. (2) Based on the mid-point of an assumed discount rate range of 12.0% - 16.0%. Discounted to September 8, 2005. (3) Stock price as of September 8, 2005.

Note: Year represents calendar year. Fiscal year ends January following the calendar year.

(1)	Based on Silver management estimates.

(2)	Based on the mid-point of an assumed discount rate range of 12.0% — 16.0%. Discounted to September 8, 2005.

(3)	Stock price as of September 8, 2005.

20 LBO Analysis - Offer Price of $25.00 Per Share ____________________ Note: Assumes transaction closes on July 31, 2005 for illustrative purposes. Year represents calendar year. Fiscal year ends January following the calendar year. Dollars in millions, except per share data. Fees and expenses include approximately $90 million of transaction fees and expenses, and additional prepayment fees and tender premiums. (1) Spread to LIBOR calculated to achieve initial stated rate of L+350 bps on entire $700 million real estate facility. Analysis assumes each of three available one-year extensions are exercised after the initial 2-year facility term. Analysis assumes purchase of interest rate protection agreement capping LIBOR at 4.10% for the term of the facility. (2) Debt balance as of July 31, 2005 from Company 10-Q. Estimated cash of $41.4 million not utilized as a source of funds. Sources of Funds Sources of Funds Uses of Funds Uses of Funds Returns Summary Returns Summary Traditional LBO Structure GHJM Proposed Structure (1) (1)

Note:	Assumes transaction closes on July 31, 2005 for illustrative purposes. Year represents calendar year. Fiscal year ends January following the calendar year. Dollars in millions, except per share data. Fees and expenses include approximately $90 million of transaction fees and expenses, and additional prepayment fees and tender premiums.

(1)	Spread to LIBOR calculated to achieve initial stated rate of L+350 bps on entire $700 million real estate facility. Analysis assumes each of three available one-year extensions are exercised after the initial 2-year facility term. Analysis assumes purchase of interest rate protection agreement capping LIBOR at 4.10% for the term of the facility.

(2)	Debt balance as of July 31, 2005 from Company 10-Q. Estimated cash of $41.4 million not utilized as a source of funds.

21 Disclaimer Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients. This presentation is confidential, for your private use only, and may not be shared with others (other than your advisors) without Merrill Lynch's written permission, except that you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the proposal and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of the preceding sentence, tax refers to U.S. federal and state tax. This proposal is for discussion purposes only. Merrill Lynch is not an expert on, and does not render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.